BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

04 JAN 22 AM 7:21

BAA

04012309

13 January 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

Alison Livesley
Head of Investor Relations

dlw 1/23

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

04 JAN 22 AM 7:21

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 13 January 2004

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

Embargoed until 0700 hrs, Tuesday 13 January 2004

BUSIEST DECEMBER ON RECORD FOR BAA AIRPORTS

Ten million passengers travelled through BAA's seven UK airports in December, an increase of 6.2% compared to December 2002. The airports experienced their busiest ever December Christmas period and handled a record number of passengers in the calendar year 2003, up 3.6 per cent at 131.1 million, compared with 2002.

In the calendar year six of the group's seven airports experienced their highest ever traffic levels, with Stansted in particular exceeding expectations, up 16.6% in 2003, to 18.7 million passengers. Only Aberdeen suffered a reduction.

Most major markets saw increases in December, with European scheduled traffic performing strongly, up 9.9%, North Atlantic traffic up 2.1%, and other long haul traffic up 8.7%. Domestic routes grew by 4.2% whilst European charter traffic dipped 3.3%.

Stansted had a strong month, up 21.4%, whilst Heathrow, up 3.4%, and Gatwick, up 3.9%, continued their steady improvement. Southampton's new network of scheduled services supported an 81.7% increase and the Scottish airports grew by 2.1%.

The increase in air transport movements at BAA airports in December of 2.1% was significantly less than the growth in passengers, reflecting higher load factors. Cargo tonnage rose by 1.6% in December, continuing its gradually improving trend.

News release

Heathrow Gatwick Stansted Glasgow Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
email newsdesk@baa.com www.baa.com

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Caroline Corfield/Samantha Birmingham, BAA plc**
Tel + 44 (0) 207 932 6654

City enquiries: **Maureen Spence, BAA plc**
Tel + 44 (0) 207 932 6776

BAA Traffic Summary : December 2003

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr to Dec 03	% Change**	Calendar Year 2003	% Change***
Heathrow	5,200.3	3.4	49,201.3	0.5	63,200.3	0.3
Gatwick	1,957.8	3.9	24,142.9	1.1	29,895.3	1.3
Stansted	1,550.0	21.4	15,020.1	15.1	18,712.4	16.6
London Area Total	**8,708.1**	**6.3**	**88,364.2**	**2.9**	**111,808.1**	**3.0**
Southampton	100.4	81.7	1,049.2	68.1	1,219.5	54.2
Glasgow	490.9	-0.1	6,580.4	3.4	8,117.6	4.4
Edinburgh	541.0	5.3	5,855.5	7.4	7,477.3	8.2
Aberdeen	191.0	-0.7	1,972.3	-2.7	2,520.0	-2.3
Scottish Total	**1,222.9**	**2.1**	**14,408.3**	**4.1**	**18,114.9**	**4.9**
BAA Total	**10,031.4**	**6.2**	**103,821.7**	**3.4**	**131,142.4**	**3.6**

Air Transport Movements	Month	% Change*	Fin year to date: Apr to Dec 03	% Change**	Calendar Year 2003	% Change***
Heathrow	37,162	1.1	346,049	-1.2	457,027	-0.7
Gatwick	17,024	-1.1	182,721	-1.3	234,899	0.1
Stansted	13,675	4.3	132,155	7.6	171,320	10.9
London Area Total	**67,861**	**1.2**	**660,925**	**0.4**	**863,246**	**1.6**
Southampton	2,617	28.5	26,395	22.9	32,750	17.0
Glasgow	6,367	1.3	68,908	0.0	88,736	0.4
Edinburgh	8,347	4.8	80,690	0.0	106,196	0.3
Aberdeen	6,267	0.6	60,152	-3.9	78,551	-4.6
Scottish Total	**20,981**	**2.4**	**209,750**	**-1.2**	**273,483**	**-1.1**
BAA Total	**91,459**	**2.1**	**897,070**	**0.6**	**1,169,479**	**1.3**

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr to Dec 03	% Change**	Calendar Year 2003	% Change***
Heathrow	103,585	1.5	918,943	-3.1	1,223,510	-0.9
Gatwick	18,399	-4.7	167,332	-9.3	222,964	-8.1
Stansted	16,935	7.5	152,114	5.5	200,105	7.4
London Area Total	**138,919**	**1.3**	**1,238,389**	**-3.0**	**1,646,579**	**-1.0**
Southampton	21	-34.4	253	-18.0	325	-17.6
Glasgow	413	80.3	4,663	-2.7	5,299	-3.2
Edinburgh	2,037	15.7	19,457	10.2	24,835	16.8
Aberdeen	252	-1.6	2,687	-4.3	3,485	-7.7
Scottish Total	**2,702**	**20.4**	**26,807**	**6.1**	**33,619**	**10.2**
BAA Total	**141,642**	**1.6**	**1,265,449**	**-2.9**	**1,680,523**	**-0.8**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of December 2002

** compared to the nine months April to December 2002

*** compared to the Calendar Year 2002

Market Comparison: December 2003

Market	*BAA Total Dec 02 (000s)*	*BAA Total Dec 03 (000s)*	*% Change*
Domestic	1,925	2,005	4.2
Eire	478	488	2.1
European Scheduled	3,518	3,867	9.9
European Charter*	539	521	-3.3
North Atlantic	1,422	1,451	2.1
Other Long Haul	1,563	1,698	8.7
Total	**9,444**	**10,031**	**6.2**

Market Comparison: Calendar Year 2003

Market	*BAA Total Jan-Dec 2002 (000s)*	*BAA Total Jan-Dec 2003 (000s)*	*% Change*
Domestic	24,096	25,582	6.2
Eire	6,326	6,305	-0.3
European Scheduled	46,603	50,152	7.6
European Charter*	13,672	13,268	-3.0
North Atlantic	17,833	17,629	-1.1
Other Long Haul	18,098	18,206	0.6
Total	**126,629**	**131,142**	**3.6**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.